EXHIBIT 99.1

Lombard Medical Enters Group Purchasing Agreement With Novation to Offer Aorfix(TM) Endovascular Stent Graft to More Than 100,000 Healthcare Institutions in the U.S.

Three-year Contract Expands Access of Aorfix to Prestigious Academic Hospitals

IRVINE, Calif., June 2, 2015 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (Nasdaq:EVAR), a medical device company focused on Endovascular Aneurysm Repair (EVAR) of abdominal aortic aneurysms (AAAs), today signed a three-year group purchasing agreement with Novation to offer its Aorfix™ Endovascular Stent Graft to the more than 100,000 members and affiliates that Novation serves. Aorfix is the first and only endovascular stent graft with global approvals for the treatment of patients with aortic neck angulations up to 90 degrees. Novation is a health care services company that serves more than 100,000 members and affiliates in the U.S.

"Based on a thorough review of its clinical evidence, a Novation member-led council determined that Aorfix meaningfully advances the treatment outcomes in patients with AAAs and granted its Innovative Technology designation to this device. We're pleased to extend the benefits of this solution to the members we serve and who rely on Novation to provide access to the latest technologies that are clinically validated and cost-effective on contract," said Olya Carter, RN and senior clinical manager at Novation.

Novation selected Aorfix as part of its Innovative Technology program, which is designed to ensure that members have access to innovative health care technology. As part of its rigorous review process, Novation evaluated two-year outcomes data from the Aorfix PYTHAGORAS pivotal trial, the first of its kind to evaluate EVAR treatment outcomes in patients with complex, difficult-to-treat anatomies. The data showed that Aorfix delivered comparable results to other devices used to treat patients with typical, less challenging anatomies.

"Through this new agreement with Novation, we are able to offer more physicians in the U.S. the option to treat AAA patients with Aorfix," said Simon Hubbert, CEO of Lombard Medical. "The designation of Innovative Technology reflects the excellent clinical outcomes demonstrated by Aorfix in the PYTHAGORAS study and further supports our belief that Aorfix provides a safe, effective, on-label solution for a greater population of AAA patients than any other AAA stent graft."

About Aorfix™ Endovascular Stent Graft

Aorfix™ is an endovascular stent graft system for treating infra-renal aortic and aorto-iliac aneurysms, also known as abdominal aortic aneurysms (AAAs). When placed within the aneurysm, Aorfix creates an internal bypass of the aneurysm to reduce the risk of rupture. Aorfix is the first and only endovascular stent graft with global approvals for the treatment of patients with aortic neck angulations up to 90 degrees. Aorfix features an exclusive helical and circular design that allows it to conform to the natural contours of the human anatomy, including aortic necks with high angulations and iliac arteries with extreme bends. Aorfix received FDA approval in 2013, and is commercially available in U.S., U.K., Germany, Spain, Italy, Austria, Switzerland, the Czech Republic, Russia, Greece, Canada, Mexico, Brazil, Japan, Hong Kong, Poland, New Zealand, Argentina, Sweden, Colombia, Ireland, Chile, Peru, and Uruguay.

About Abdominal Aortic Aneurysms (AAAs)

AAAs are balloon-like enlargements of the aorta which, if left untreated, may rupture and cause death. Approximately 4.5 million people are living with AAAs in the developed world and each year more than 500,000 new cases are diagnosed. In the U.S., aortic aneurysm disease is among the leading causes of death and it is estimated that 1.5 million people have an abdominal aortic aneurysm.

About Novation, Recipient of the Ethisphere Institute's Ethics Inside Certification

Novation is the nation's leading health care services company, focused on revolutionizing operational performance for more than 100,000 members and affiliates of VHA Inc., UHC, Children's Hospital Association and Provista LLC. Novation's progressive approach to cost performance, data and intelligence, and integrated advisory solutions helps health care providers envision and advance new models of cost-effective, high-quality care. Headquartered in Irving, Texas, Novation is committed to the highest standards of ethical behavior and twice has been honored with the Ethisphere Institute's coveted Ethics Inside® Certification, and has been named three years consecutively to Ethisphere's World's Most Ethical Companies list. Follow @NovationNews on Twitter.

About Lombard Medical, Inc.

Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on device solutions for the $1.6 billion per year abdominal aortic aneurysm repair market. The Company's lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to solve the problems that exist in treating complex tortuous anatomies, which are often present in advanced AAA disease. Aorfix has been used to treat more than 4,000 patients worldwide. The Company's lead product, Aorfix™, is the only endovascular stent graft cleared by the U.S. Food and Drug Administration (FDA) for the treatment of AAAs with angulation at the neck of the aneurysm of up to 90 degrees providing physicians in the U.S. with the only 'on-label' endovascular treatment option for patients with this complex AAA anatomy. All other approved grafts are only cleared by the FDA for the treatment of neck angulation up to 60 degrees. For more information, please visit www.lombardmedical.com.

Forward-Looking Statements

This announcement contains forward-looking statements that reflect the Company's current expectations regarding future events. These forward-looking statements generally can be identified by the use of words or phrases such as "believe," "expect," "future," "anticipate," "look forward to," "intend," "plan," "foresee," "may," "should," "will," "estimates," "outlook," "potential," "optimistic," "confidence," "continue," "evolve," "expand," "growth" or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements. Forward-looking statements are subject to risks, management assumptions and uncertainties. Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company's research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company's products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company's products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading "Risk Factors" in the Company's Form 20-F filed with the Securities and Exchange Commission dated April 29, 2015.  Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

For further information:

Lombard Medical, Inc.
Simon Hubbert, Chief Executive Officer	Tel: +1 949 379 3750 / +44 (0)1235 750 800
William J. Kullback, Chief Financial Officer	Tel: +1 949 748 6764
Pure Communications
Matthew H Clawson	Tel: +1 949 370 8500 / matt@purecommunciationsinc.com
Susan Heins (Media)	Tel: +1 864 286 9597 / sjheins@purecommunicationsinc.com
FTI Consulting (UK)
Simon Conway, Victoria Foster Mitchell	Tel: +44 (0)20 3727 1000